EXHIBIT 99.7
LOCKUP AGREEMENT
     This AGREEMENT (the “Agreement”) is made as of the 27th day of February, 2008, by Rudolf Gunnerman and Doris Gunnerman (“Holders”), in connection with their ownership of shares of Sulphco, Inc., a Nevada corporation (the “Company”).
     NOW, THEREFORE, for good and valuable consideration, the sufficiency and receipt of which consideration are hereby acknowledged, and intending to be legally bound, the parties agree as follows:
     1. Background.
          a. Holders are the beneficial owners of the amount of shares of the Common Stock, $.001 par value, of the Company (“Common Stock”) designated on the signature page hereto.
          b. Holders acknowledge that as of the date hereof, Holders granted an option to Iroquois Master Fund Ltd., and Ellis Capital LLC (“Optionees”) to purchase up to 2,000,000 shares of Common Stock pursuant to an “Option Agreement”) of even date herewith, and agree to sell up to 2,000,000 additional shares of Common Stock to Optionees pursuant to a “Stock Purchase Agreement.” As a condition to such other agreements and inducement to Optionees to enter into such other agreements, Holders have agreed to refrain from the purchase or sale of any securities of the Company from the date of such other agreements until September 30, 2008 (“Restriction Period”), except as described below.
     2. Sale Restriction.
          a. Holder hereby agrees that during the Restriction Period, except in connection with the Option Agreement, Stock Purchase Agreement and an agreement for the sale of up to 1,625,000 shares of Common stock pursuant to two Option Agreements entered into on April 24, 2007 with the Optionees and certain other parties, the Holders shall not buy or sell or otherwise dispose of any shares of Common Stock or any options, warrants or other rights to purchase shares of Common Stock or any other security of the Company which Holders own or have a right to acquire as of the date hereof, other than in connection with an offer made to all stockholders of the Company in connection with merger, consolidation or similar transaction involving the Company. Holders further agree that the Company is authorized to and the Company agrees to place “stop orders” on its books to prevent any transfer of shares of Common Stock or other securities of the Company held by Holders in violation of this Agreement. The Company agrees to use commercially reasonable efforts not to allow any transaction inconsistent with this Agreement.
          b. Any subsequent issuance to and/or acquisition by Holders of Common Stock or options or instruments convertible into Common Stock will be subject to the provisions of this Agreement.
          c. Notwithstanding the foregoing restrictions on transfer, the Holders may, at any time and from time to time during the Restriction Period, transfer Common Stock (i) as bona fide gifts or transfers by will or intestacy, (ii) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the Holder, provided that any such transfer shall not involve a disposition for value, (iii) to a partnership which is the general partner of a partnership of which a Holder is a general partner, provided, that, in the case of any gift or transfer described in clauses (i), (ii) or (iii), each donee or transferee agrees in writing to be bound by the terms and conditions contained herein in the same manner as such terms and conditions apply to the undersigned, (iv) a bona fide sale for cash at not less than $7.00 per share of Common Stock, or (v) that at no time may the Holders beneficially own less than the amount of Common Stock (subject to adjustment for stock dividend, split-up, merger, recapitalization, combination, exchange of shares or similar transactions) necessary for Holders to comply with their obligations under the agreements described in Section 2a above. For purposes hereof, “immediate family” means any relationship by blood, marriage or adoption, not more remote than first cousin. Holders agree to immediately cancel and not replace during the Restriction Period any plan under Rule 10b5-1 under the Securities and Exchange Act of 1934.
     3. Miscellaneous.
          a. At any time, and from time to time, after the signing of this Agreement, Holder will execute such additional instruments and take such action as may be reasonably requested by the Optionees to carry out the intent and purposes of this Agreement.
          b. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflicts of laws. Any action brought by either party against the other concerning the transactions contemplated by this Agreement shall be brought only in the state courts of New York or in the federal courts located in the state of New York. The parties to this Agreement hereby irrevocably waive any objection to jurisdiction and venue of any action instituted hereunder and shall not assert any defense based on lack of jurisdiction or venue or based upon forum non conveniens. The parties executing this Agreement and other agreements referred to herein or delivered in connection herewith agree to submit to the in personam jurisdiction of such courts and hereby irrevocably waive trial by jury. The prevailing party shall be entitled to recover from the other party its reasonable attorney’s fees and costs. In the event that any provision of this Agreement or any other agreement delivered in connection herewith is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of any agreement.
          c. The restrictions on transfer described in this Agreement are in addition to and cumulative with any other restrictions on transfer otherwise agreed to by the Holders or to which the Holders are subject to by applicable law.
          d. This Agreement shall be binding upon Holders, their legal representatives, successors and assigns.

          e. This Agreement may be signed and delivered by facsimile and such facsimile signed and delivered shall be enforceable.
          f. The Company agrees not to take any action or allow any act to be taken which would be inconsistent with this Agreement.
          g. The Holders acknowledge that the Optionees are the intended beneficiaries of this Agreement. Furthermore, the Holders agree that the obligations of Holders under this Agreement may only be waived with the express consent of the Optionees.
     IN WITNESS WHEREOF, and intending to be legally bound hereby, Holders have executed this Lockup Agreement as of the day and year first above written.

HOLDERS:

/s/ Rudolf Gunnerman
Ruldolf Gunnerman

/s/ Doris Gunnerman
Doris Gunnerman

Number of Shares of Common Stock Beneficially Owned and as more fully described below if not in the form of shares of Common Stock

ACKNOWLEDGED:

COMPANY:

SULPHCO, INC.
By:	/s/ Stanley W. Farmer
	Name:	Stanley W. Farmer
	Title:	Vice President and Chief Financial Officer

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